                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: TIM’S NEW 4G SERVICES ALREADY AVAILABLE IN 139 MUNICIPALITIES, COVERING MORE THAN 25% OF THE ITALIAN POPULATION

Major boost to roll-out programme for new LTE network, offering speeds of up to 100 Megabits per second for leading-edge services on the move via the latest generation of smartphones, tablets and thumb drives

TIM “Ultrabroadband” now also available in Trieste, Novara, Lecce, Ragusa, Gela, Carpi and Casoria, taking the number of municipalities covered in Italy to 139 (47 cities); more than 25% of the Italian population now has outdoor coverage, to exceed 60% by the end of 2015

Rome, 25 June 2013

Telecom Italia is pressing ahead with its rollout of mobile ultrabroadband, having taken the number of municipalities covered by TIM’s new services to 139, offering outdoor coverage of more than 25% of the population nationwide, to exceed 60% by the end of 2015.

From today, “ULTRA Internet 4G” services based on LTE (Long Term Evolution) technology, offering data transmission at speeds of up to 100 Mbit/s for downloads and 50 Mbit/s for uploads, are also available in Trieste, Novara, Lecce, Ragusa, Gela, Carpi and Casoria.

LTE technology offers download speeds of between five and ten times faster than the 14.4 Mbps HSPA network, and more than twice as fast as 42 Mbps HSPA technology. An ever-increasing number of TIM customers are enjoying levels of performance and service that significantly enhance their web browsing experience, offering groundbreaking content such as HD video streaming on the move.

This major boost to the new 4G network extension programme is the result of major investments by Telecom Italia to build increasingly modern infrastructure capable of offering new, technologically-advanced services that cater to customer needs and the increasing quantities of traffic generated by cellphones, thumb drive modems, smartphones and tablets.

Forty-seven of the 139 municipalities already covered by TIM “Ultrabroadband” services are medium/large cities such as Rome, Milan, Brescia, Turin, Bologna, Venice, Trento, Genoa, Pisa, Naples, Bari, Taranto and Palermo.

Consumer and business “ULTRA Internet 4G” packages for websurfing from smartphones, tablets and PCs with thumb drive modems offer levels of service and data traffic bundles that improve on 3G standards. The service is also ideal for TIM Cloud services and a range of exclusive content that leverages higher network performance.

For full details on 4G LTE offers and services, visit the following websites:

Consumers www.tim.it/internet/ultra-internet-4G-LTE;

Business www.impresasemplice.it/offerte-ultra-internet.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 25th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager